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                    UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

/   /             Check this box if no longer subject to Section 16.
                  Form 4 or Form 5 obligations may continue.  See
                  Instruction 1(b).

       Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of
          1935 or Section 30(f) of the Investment Company Act of 1940


1. Name and Address of Reporting Person (If the form is filed by more than one reporting person, see Instruction 4(b)(v).)

         Bramson                  Edward                       J.
         (Last)                   (First)                   (Middle)

         590 Madison Avenue, 21st Floor
                                  (Street)

         New York                   NY                       10022
         (City)                   (State)                    (Zip)



2.       Issuer Name and Ticker or Trading Symbol

         Ampex Corporation (AXC)



3.       IRS or Social Security Number of Reporting Person
         (Voluntary)



4.       Statement for
         (Month/Year)

         11/97

5.       If Amendment, Date of Original
         (Month/Year)



6.       Relationship of Reporting Person(s) to Issuer
                           (Check all applicable)

            X    Director                          X        10% Owner
            X    Officer (give title below)                 Other (specify
                                                            below)

         Chairman and CEO



7.       Individual or Joint/Group filing (Check Applicable Line)

            X    Form filed by One Reporting Person
                 Form filed by More than One Reporting Person

                              TABLE I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of    2. Trans-      3. Trans-     4. Securities Acquired (A)  5. Amount of   6. Ownership   7. Nature of
   Security       action         action        or Disposed of (D)          Securities     Form:          Indirect
   (Instr.3)      Date           Code          (Instr.3, 4 and 5)          Beneficial     Direct (D)     Beneficial
                  (Month         (Instr.8)                                 ly Owned       or             Ownership
                  /Day/Year)                                               at End of      Indirect
                                                                           Month          (I)            (Instr. 4)

                                                                           (Inst. 3       (Instr. 4)
                                                                           and 4)
                              ------------------------------------------------------------------------------------------
                               Code    V      Amount    (A) or  Price
                                                         (D)

------------------------------------------------------------------------------------------------------------------------
Class A Common    11/7/97      A      V      175,000     A     $3.3125    2,684,910         D
Stock (Note 1)
------------------------------------------------------------------------------------------------------------------------
                                                                          2,920,545         I            Note 2
------------------------------------------------------------------------------------------------------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*  If the form is filed by more than one reporting person, see Instruction 4(b)
(v).

                            TABLE II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                    (e.g., puts, calls, warrants, options, convertible securities)



1. Title of     2.  Conver-    3. Trans-     4. Transaction    5. Number of Deriv-   6. Date Exercisable and
   Derivative       sion or       action        Code              ative Securities      Expiration Date
   Security         Exercise      Date                            Acquired (A) or       (Month/Day/Year)
   (Instr.3)        Price of                    (Instr. 8)        Disposed of (D)
                    Deri-         (Month/
                    vative        Day/                            (Instr. 3, 4,
                    Security      Year)                           and 5)

                                             -------------------------------------------------------------------------------------
                                               Code      V       (A)           (D)      Date Exer-   Expiration
                                                                                        cisable         Date
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------







1. Title of     7. Title and Amount of    8. Price of     9. Number of     10. Ownership         11. Nature of
   Derivative      Underlying Securities     Derivative      Derivative        Form of Deriva-       Indirect Bene-
   Security                                  Security        Securities        tive Security:        ficial Owner-
   (Instr.3)       (Instr.3 and 4)                           Beneficially      Direct (D) or         ship (Instr.
                                             (Instr. 5)      Owned at End      Indirect (I)          4)
                                                             of Month          (Instr. 4)


                 ------------------------
                   Title     Amount or                       (Instr. 4)
                             Number of
                             Shares
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------




Explanation of Responses:

THE FILING OF THIS REPORT SHALL NOT BE DEEMED AN ADMISSION THAT THE REPORTING PERSON IS, FOR PURPOSES OF SECTION 16 OR OTHERWISE, THE BENEFICIAL OWNER OF ALL OF THE SECURITIES DESCRIBED IN NOTE 2 TO TABLE I OF THIS REPORT.

Note 1. The issuer's Board of Directors approved the purchase of these securities by the reporting person as an exempt transaction under Rule 16b-3.

Note 2. This number includes 400,000 shares owned by SH Securities Co., LLC, a limited liability company controlled by Mr. Bramson ("SHSC"); 1,450,000 shares owned by Sherborne Investments Corporation ("SIC"), of which Mr. Bramson is the controlling stockholder; 376,979 shares owned by Sherborne & Company Incorporated ("SCI"), of which Mr. Bramson is the controlling stockholder; 574,192 shares owned by Sherborne Holdings Incorporated ("SHI"), a subsidiary of Newhill Partners, L.P. (of which SCI is the general partner); and 119,374 shares owned by NH Bond Corp. ("NHBC"), a subsidiary of SHI. Mr. Bramson may be deemed to be the beneficial owner of the shares owned by SHSC, SIC, SCI, SHI and NHBC.


/s/Edward J. Bramson                12/5/97
--------------------------------    ------------------
 **Signature of Reporting Person           Date

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.